Mail Stop 3561



							June 16, 2005



Stephen E. King, Chief Executive Officer
1400 N. Providence Road, Suite 6010
Media, PA 19063

		RE:	Synova Healthcare Group, Inc.
			Registration Statement on Form SB-2
			Amendment Filed: May 13, 2005
			File No. 333-123498

Dear Mr. King:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Request for Confidential Treatment
1. Staff comments, if any, on the related application for confidential treatment of certain exhibits to the registration statement will be provided by separate letter.


General
2. The products identified in the registration statement are in vitro
diagnostic devices intended to detect changes in follicle
stimulating
hormone (FSH) levels that may be associated with menopause.  We note
the statement on page two, and in other sections of the
registration
statement, that MenocheckPro(tm) is the first and currently only non-
invasive FSH urine test to have been approved and made
commercially
available for professional in-office use by health care providers. Please confirm that you are the first to market such a product. A company known as Genua was on the market in 2000 with such a product that was cleared by FDA for over-the-counter (OTC) and
professional
use.  The product is designated as a waived category for the purposes
of the Clinical Laboratory Improvement Act (CLIA).  Revise or
advise.
We may have further comment.
3. In describing your products, you make a representation that, if the test with your product is positive, then the individual does not have any other medical conditions. We also note a representation that the product improves health and quality of life by providing early and accurate awareness of onset of specific medical conditions.
These representations are unsupportable in that, should the
company
promote their product with such claims, the product would be in violation of the Federal Food, Drug, and Cosmetic Act. (21 U.S.C.
352)  Menocheck(r) and MenocheckPro(tm) were cleared by FDA for the
claim of detecting menopause only, not for any other condition. Please revise disclosure accordingly.
Prospectus Cover Page
4. Please clarify that the shares must be sold at the fixed price until shares are quoted on the OTC Bulletin Board or are listed or quoted on any other exchange. Also, clarify in the prospectus that the Pink Sheets are not considered an exchange for purposes of selling at other than the fixed price.
5. We partially reissue our prior comment 4. Please limit your disclosure on the cover page to that information required by Item 501 of Regulation S-B. You may safely remove the references to receiving proceeds from the exercise of the warrants and unit purchase options.
6. Please remove the cross-reference to the Plan of Distribution section. Instead, clarify on the cover page the "certain period of time" you must keep the registration statement open.




Summary, page 1
7. Add disclosure to the summary addressing the company`s net losses.
8. We note the company`s revisions and its supplemental submission in
response to our previous comment 13 yet we reissue a portion of our
prior comment. Advise us supplementally about the public availability of the March 30, 2004 article distributed by Decision Resources, Inc. We remind you that if source is not available for no or nominal charge, then the company must adopt the information as the
company`s own or provide a consent for its` use.
9. Please provide the source of the information upon which you base
your belief that "both Menocheck(r) and the Estoven Menopause Monitor(r) are marketed and sold competitively in approximately 45%
of the current OTC market segment and that the Estroven Menopause Monitor(r) is marketed and sold uncontested in approximately 55% of the OTC market segment."
10. We reissue prior comment 12. The summary section should briefly summarize your business and the offering. More detailed disclosure should be removed or relocated. For instance, the history and background discussion is too technical for the summary. Also, please relocate the disclosure regarding the management team.

Summary Financial Information, page 6
11. Please ensure that the information disclosed in the financial statements reconciles to the information disclosed in the registration statement. More specifically, the basic and diluted loss per share and weighted average number of shares does not agree to the Pro Forma Financial Information on F-3. Please revise. Risk Factors, page 12
12. We reissue our prior comment 18 as it pertains to current risk factors 10-14, 16, 17, and 19. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain
English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of
Staff Legal Bulletin No. 7, dated June 7, 1999.




13. We reissue prior comment 19.  Please avoid the generic
conclusion
you make in many of your risk factors that the risk discussed would
adversely affect your business. Please replace this language with specific disclosure of how your business would be affected. We direct your attention to risk factors 2, 9-11, 13, 15, 16, 19, 20, and 21.
14. The third and fifth risk factors are generic risks and should be
relocated.
15. We note your supplemental response to prior comment 20.
Please
disclose or tell us the reasons why the company is not willing to undertake any efforts as it relates to blue sky compliance. Without the steps you have taken to register the offering under federal law,
the selling security holders would not be faced with blue sky compliance issues. Revise or advise.
Management`s Discussion and Analysis and Results of Operation,
page
21
Results of Operations, page 22
Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004, page 22
16. Expand the disclosure related to the unexpected large product return in retail distribution. Discuss the likelihood of this happening in the future and the impact it could have upon your business.
17. We note the line of credit is based on the prime rate plus
..50%.
Please disclose what that rate was as of a recent date. Also, disclose whether there are any covenants or other conditions to the loan or line of credit.
18. Please revise this section to discuss the events, trends and uncertainties that management views as most critical to your revenues, financial position and results of operations. Consider providing such disclosure in an overview section. Include a discussion of the recent increase in product returns, and the significant decrease in revenues in the last quarter.

Business, page 21
19. Please discuss the prior business of Centaur Capital Group.
20. Disclose the percent of revenues attributable to Albertson`s and
Eckerd Drugs. Disclose all major customers that account for 10% or more of revenues.
21. Please include your supplemental response to prior comment 33 in the prospectus. We note your response that the loss of any one of these relationships can be easily replaced with no significant loss in the effectiveness of the relationship.
22. Briefly describe the obstetrics product you are considering for commercial development. Also, please discuss the status of the patent application.
23. Disclose whether there is any affiliation between ABI and your company, its officers, directors or affiliates.
24. Please disclose the amount paid to ABI under the distribution agreement for the past two fiscal years and for the interim period for 2005. Also, please disclose the number of orders placed with ABI to date.
25. We note that you are required to obtain insurance pursuant to the terms of the agreement with ABI. Please disclose whether you have obtained such insurance.
26. Please provide the disclosure required by Item 101(b)(8), (9) and
(10) of Regulation S-B.
27. Please provide the source of the statement that you believe the
Estroven Menopause Monitor(r) is approved only for retail OTC use.
28. We also note that you may compete with other companies licensing the same technology from ABI. Please disclose whether you are aware of any other companies that have entered into licensing agreements with ABI.

Determination of Offering Price, page 27
29. Please provide the disclosure required by Item 505 of Regulation
S-B.
Selling Stockholders, page 34
30. The footnotes do not appear to correspond. Revise as appropriate.
31. We note your supplemental response to prior comment 40.
Please
provide a more detailed discussion regarding underwriter status of Oceana Partners, LLC. We note the shares received for consulting services. We reissue prior comment 40.
32. For each entity listed as a selling shareholder, please disclose the control person(s).
33. Please reconcile footnotes one and two. These are two separate calculations.
34. Please tell us how it was determined that Mr. Speckert`s voting and investment decreased to 5.96% of your outstanding stock or, 792,000 shares being registered for resale. Currently, you merely tell us that it was "through discussions with Mr. Speckert" that you came this determination.
35. Please name the two selling stockholders who are affiliates of a broker-dealer. Also, please include a representation, if true, that each affiliate of a broker-dealer (1) purchased your securities in the ordinary course of business; and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise.
36. We reissue prior comment 43. We note the reference to pledges, assignees and successors-in-interest. Disclose how you propose to reflect any changes in the selling security holders.

Management, page 42
Executive Officers and Directors, page 42
37. With respect to Ms. Campbell`s information, please include the information that appears to have been left blank.

Synova Healthcare, Inc. - December 31, 2004 Financial Statements Notes to Financial Statements
Note 1 - Nature of Business and Summary of Significant Accounting
Policies
Revenue Recognition, F-9
38. We read your response to comment 52; however, it is not sufficient to state merely that revenue is recognized when the product is shipped to the customer, you must explain clearly why and when it is appropriate to recognize revenue.  Please address the four
criteria described in SAB 104 in your supplemental response and revise your disclosure accordingly.
39. We read your response to comment 53; however, it is not clear how
you have addressed our comment in its entirety.  Please disclose your
policy for product returns and allowances and consider revising your
critical accounting policies and estimates (page 20) to identify the
methodology and significant estimates used by management in the
revenue recognition process.   Your critical accounting policy
should
explain how you assess returns of new products, levels of
inventory
in the distribution channel, estimated shelf life, price changes for
competitors and generics and expected introductions of new
products
that may result in larger than expected returns of current
products.
40. We noted from your discussion on page 17 (results of
operations)
that your net sales amount consists of product sales less product
returns.   Please provide supplementally, a robust discussion of
the
facts and circumstances that caused the "one-time event" product return, and how your accounting treatment for the unexpected large product returns complies with GAAP. Your discussion should address how you initially determined it was appropriate to record revenue versus deferred revenue (see the criteria of SAB 104 and SAB Topic
13), as well as each indicator of recognizing revenue when the right of return exists (see SFAS 48, specifically paragraphs 6-8). In addition, if material, disclose and discuss any sales made to retailers wherein such sales are as a result of incentives or in excess of the retailer`s ordinary course of business inventory level.
Please advise or revise.

Note 6 - Stockholders` Equity, F-12
41. We have read your supplemental response to comment 54; however it is not clear how you reached your conclusion. Please revise your disclosure to include the required information related to weighted average under paragraphs (47) (a) and (b) and paragraph (48) of SFAS
123.

Synova Healthcare Group, Inc.  - March 31, 2005 Interim Financial
Statements
Notes to Financial Statements
Note 3 - Stockholders` Equity
Common Stock, F-27
42. Please ensure that the information disclosed in the financial statement footnotes reconciles to the information disclosed in the financial statements. More specifically, the amount disclosed as consulting expense recognized in exchange for the issuance of common stock does not agree to the amount disclosed in the condensed consolidated statement of cash flows (F-26). Please revise.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
43. We reissue prior comment 59.  For each transaction relying upon
Regulation S please provide the facts supporting your reliance upon
this exemption.
44. For each transaction involving the issuance of securities for services, please disclose the value of the services.
45. Please disclose the number of investors in the February 10,
2005
transaction offering units and in the February 13, 2005 merger transaction.
46. Disclose the exemption under Regulation D relied upon and the facts supporting the exemption relied upon.

Exhibits
47. We note there are several exhibits to be filed by amendment.
Please file with the next amendment.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397, or to Pamela Howell, who supervised the review of your filing, at (202) 551-3357.

      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies



cc. Michael Pollner, Esq.
      215-832-5637 by facsimile





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Stephen E. King
Synova Healthcare Group, Inc.
June 16, 2005
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